UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

Date of Report: March 14, 2019

COMMISSION FILE NUMBER: 001-33373

CAPITAL PRODUCT PARTNERS L.P.

(Translation of registrant’s name into English)

3 Iassonos Street

Piraeus, 18537 Greece

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒                 Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .)

Item 1 – Information Contained in this Form 6-K Report

Attached as Exhibit I is a Deed of Amendment and Restatement, dated March 8, 2019, between Capital Product Partners L.P. as Borrower, certain companies listed in Schedule 1 thereto as Owners, certain banks and financial institutions listed in Schedule 2 thereto as Lenders, Hamburg Commercial Bank AG (formerly known as HSH Nordbank AG) and ING Bank N.V., London Branch as Mandated Lead Arrangers and Bookrunners, BNP Paribas and National Bank of Greece S.A. as Arrangers and Hamburg Commercial Bank AG (formerly known as HSH Nordbank AG) as Agent and Security Trustee relating to a senior secured term loan facility of up to (originally) US$460,000,000, of which the current aggregate principal amount outstanding is US$374,792,684.34.

This report on Form 6-K is hereby incorporated by reference into the registrant’s Registration Statement on Form F-3 (File No. 333-210394).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CAPITAL PRODUCT PARTNERS L.P.

Dated: March 14, 2019	By:	Capital GP L.L.C., its general partner

/s/ Gerasimos (Jerry) Kalogiratos
Name: Gerasimos (Jerry) Kalogiratos
Title: Chief Executive Officer of Capital GP L.L.C.